April 2, 2019

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Form AW - Request for Withdrawal

First Trust Exchange-Traded Fund VIII

Registration on Form N-1A

Post-Effective Amendment No. 34

(Registration Statement File Nos. 333-210186, 811-23147)

Ladies and Gentleman:

On behalf of First Trust Buffer April ETF and First Trust Ultra Buffer April ETF (the “Funds”), each a series of First Trust Exchange-Traded Fund VIII (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 34 was originally filed with the Securities and Exchange Commission on January 23, 2019. This request for withdrawal is made at the request of the Securities and Exchange Commission and no securities have been sold pursuant to Post-Effective Amendment No. 34 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VIII

By: /s/   James M. Dykas

James M. Dykas

President and Chief Executive Officer